[Bio-Path Holdings Letterhead]

December 19, 2013

VIA FACSIMILE, FED EX, AND EDGAR

Ms. Mara L. Ransom
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Bio-Path Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed December 5, 2013 File No. 333-192102

Dear Ms. Ransom:

In response to your letter dated December 18, 2013, Bio-Path Holdings, Inc., a Utah corporation (the “Company,” “we,” “us” or “our”), has prepared the following responses to your comments based on your consideration of our Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2013.

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our corresponding responses.

Comments and Responses:

General

1. We note that the price of your stock has been at historic highs since the end of August 2013. For example, we note that your stock price on August 1, 2013 was $0.58 and by October 1, 2013 it had increased to $2.29. We also note that the price is significantly higher than the valuation used for the private placement that you completed during the third quarter of 2013. As the increase does not appear to be attributable to any publicly announced information about your business, your industry or your prospects, please tell us why you believe the price of your stock has significantly increased in recent months.

We are a biotechnology company developing a liposomal delivery technology for nucleic acid cancer drugs. On August 9, 2013, we announced that a scientific assay has confirmed that our lead product candidate BP-100-1.01 (Liposomal Grb-2) inhibits the disease-causing target protein in patients with blood cancers. The assay was applied to patient samples taken from our Phase I clinical trial which is evaluating Liposomal Grb-2 in blood cancers including acute myeloid leukemia (AML), chronic myelogenous leukemia (CML), acute lymphoblastic leukemia (ALL) and myelodysplastic syndrome (MDS). This discovery is a significant milestone in the development of our liposomal delivery technology. We believe that the primary reason for the rise in our stock price is because these results provided proof-of-principle that the Company’s core valuation proposition, delivery technology for antisense therapeutics, appears to in fact work. In addition to the disclosure of the delivery technology proof-of-principle, we disclosed in our quarterly report on Form 10-Q for our second quarter, which was filed with the SEC on August 14, 2013, that the Principal Investigator for the Phase I clinical trial was preparing an abstract of updated information for presentation at the American Society of Hematology annual meeting in December of 2013, a major conference in the healthcare industry. This poster would be viewed as another important step in the Company’s development and reasonably be expected to include important results of the clinical trial through the recently completed Cohort 5, another significant clinical development milestone for the Company’s lead drug candidate, as well as the scientific data from the inhibition assay.

With regard to the lower stock price used in our recent private placement, please note that the offering commenced in July of 2013 and the offering price was determined taking into account the then-current stock price of our common stock on the OTCQX. This determination was made before the announcement of the delivery technology proof-of-principle, before the disclosure of the presentation at the American Society of Hematology and before the rise in our stock price that followed those announcements. We would also like to note that because our stock price began to appreciate after the delivery technology announcement, we voluntarily closed the offering earlier than anticipated, even though there were commitments from investors for additional investment.

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Should you have any additional questions, please contact me by phone at (832) 971-6616, or e-mail at pnielsen@biopathholdings.com. We will be pleased to provide any additional information that may be necessary.

Sincerely,

BIO-PATH HOLDINGS, INC.

/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer